

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

Chamath Palihapitiya
Chief Executive Officer
Social Capital Suvretta Holdings Corp. I
2850 W. Horizon Ridge Parkway, Suite 200
Henderson, NV 89052

> **Re: Social Capital Suvretta Holdings Corp. I**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 10, 2022**
> **File No. 333-262706**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Our Development Pipeline, page 5

1. We acknowledge your revised disclosure in response to our prior comment 1, which we reissue in part. Please also revise your Summary to clarify that while each of your product candidates are development programs oriented toward a single indication and specific patient population, the majority of your product candidates incorporate the same SSME-based therapeutic engine technology. We note your pipeline table continues to contain text that is illegible. Please revise accordingly.

<u>Akili's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources</u>
<u>Cash Flows, page 306</u>

2. Please expand your discussion and analysis of cash flows to include the annual periods presented in addition to the interim periods. Refer to Item 17(b)(5) of Form S-4 and Item 303(b) of Regulation S-K for guidance.

    You may contact Tracey Houser at 202-551-3736 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Life Sciences

cc: Raaj Narayan, Esq.